
Mail Stop 3720

January 17, 2008

Mr. Joseph D. Frehe
Principal Financial Officer
Alloy, Inc.
151 West 26th Street, 11th Floor
New York, NY 10001

> **Re: Alloy, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed April 4, 2007**
>
> **Forms 10-Q for Fiscal Quarters Ended October 31, 2007**
> **File No. 0-26023**

Dear Mr. Frehe:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2007

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Executive Compensation Program Objectives and Overview, page 15

1.   We note your disclosure on page 15 that you "consider competitive market
        compensation paid by other companies" when determining your executives'
        compensation. You also indicate that you do not "…rely on such data to
        determine executive compensation." Please explain what companies you
        reviewed and what specific elements of their compensation you reviewed. Please
        indicate how this data was used in making determinations about levels and
        particular elements of your executive's compensation or, if such data was not
        used at all, please clarify why you obtained it. See Item 402(b)(2)(xiv) of
        Regulation S-K.

Executive Compensation, page 21

2.   We note the use of company performance measures and goals used in the
        determination of the named executive officers' bonuses and equity incentives.
        Please clarify what goals and targets were exceeded, achieved or underachieved
        for each named executive officer and how the contributions for each element
        support the bonus or equity incentive granted. For example, please include a
        description of the goals that were exceeded by Ms. DiGioia, resulting in a larger
        bonus than was contemplated by her offer letter. In addition, if there were
        particular performance targets or threshold levels that needed to be reached for
        payment to the executives, please identify those unless doing so would cause the
        company material competitive harm. If you believe material competitive harm
        will result, tell us in your response letter the specific reasons why, in accordance
        with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K. If
        your analysis results in your determination that such performance-related factors
        are properly excluded from disclosure, please provide the alternate disclosure
        provided for in the same Instruction.

3.   To the extent you have available information regarding performance goals and
        targets for the current fiscal year because you already have set the goals and
        targets, please include disclosure regarding them in your compensation discussion
        and analysis. See Instruction 2 of Item 402(b)(2) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 27

4.   Please either summarize the definitions of "cause," "good reason," and "change of control" so that investors may understand when the various payment provisions will be triggered or include a cross-reference to the definitions of those terms currently contained in your disclosure under the "Employment Agreements" section of your Proxy Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity, and Capital Resources, page 30

5.   Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

Consolidated Statements of Operations, page 39

6.   We note on page 43 that you have both product and services revenue. Please revise to separately present revenues from products and revenues from services. Also, revise to separately present the related cost of goods sold and cost of services. Refer to Rule 5-03 of Regulation S-X.

7.   In addition, please comply with SAB Topic 11:B either by including depreciation and amortization expense in cost of goods sold and/or cost of services OR by identifying the amount of applicable depreciation and amortization expense that is excluded from cost of goods sold and/or cost of services.

8.   We refer to pages 26 and 27 of your MD&A where it appears that operating costs include placement, production and distribution, selling expenses, other operating costs and bad debt expense. If such costs are related to cost of goods sold and/or cost of services, please comply with the above comments. If not, you should revise to comply with Rule 5-03 of Regulation S-X. For example, you should separately present your bad debt expense to comply with paragraph (b)(5) of Rule 5-03.

2. Summary of Significant Accounting Policies

Goodwill and Other Indefinite-Lived Intangible Assets, page 45

9.   We note your reference to the use of an independent valuation firm. While you are not required to make reference to independent valuation firms, when you do you should also disclose the name of the expert. If you decide to delete your reference to independent valuation firms, you should provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent valuation firms in future filings.

5. Discontinued Operations, page 53

10.   We note that you included your spin off of dELiA*s in discontinued operations. We also note on page 52 and 53 that you entered into several agreements with dELiA*s regarding ongoing contractual relationships including a managed service agreement, professional services agreement, database data transfer agreement, media services agreement and call center agreement. In this regard, tell us your consideration of paragraph 42 of SFAS 144 and EITF 03-13 when evaluating whether dELiA*s should be presented in discontinued operations.

6. Acquisitions, page 54

Fiscal 2006 Acquisition, page 54

11.   With respect to your Sconex, Inc. acquisition, we note that there is a minimum earn-out payment, a portion of which is contingent upon the future employment of certain former Sconex shareholders. We further note that the contingent portion of the earn-out will not be recorded until such time as the earn-out is finalized. Upon finalizing the earn-out, such amount will be recorded as goodwill. Please tell us why you believe the earn-out contingency or the portion related to the future employment of former Sconex shareholders should be included in the purchase price versus being recognized as an expense of the appropriate periods. Refer to your basis in accounting literature. Also tell us your consideration of paragraph 34 of SFAS 141 and EITF 95-8.

7. Goodwill and Intangible Assets, page 56

12.   We refer to your intangible asset adjustment and footnote (2). Tell us why a portion of an intangible asset in the Placement segment was reallocated to goodwill. Refer to your basis in accounting literature.

10. Senior Convertible Debentures, page 58

13.   With regard to your Senior Convertible Debentures, please provide us with a summary of the terms of the conversion feature. Further, please:

- Provide us with your analysis of SFAS 133 and paragraphs 7-32 of EITF 00-19 in determining whether you should bifurcate the embedded conversion feature and whether it should be classified as equity or a liability. For more information, please refer to the Classification and Measurement of Warrants and Embedded Conversion Features of the Current Accounting and Disclosure Issues in the Division of Corporation Finance at **www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf**.
- Tell us how you evaluated EITF 98-5, as amended by EITF 00-27, with respect to any beneficial conversion feature.

Form 10-Q for the quarterly period ended October 31, 2007

4. Acquisitions, page 8

14.   With regard to your acquisitions, please present supplemental pro forma information in accordance with paragraphs 54 and 55 of SFAS 141.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

Mr. Joseph D. Frehe
Alloy, Inc.
January 17, 2008
Page 6

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director